VIA EDGAR SUBMISSION

December 7, 2023

Michael Henderson

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Re: MainStreet Bancshares, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2022

Form 10-Q For the Fiscal Quarter Ended September 30, 2023

File No. 001-38817

Dear Mr. Henderson:

Per your comment letter and our discussion on December 5, 2023, MainStreet Bancshares, Inc. will disclose the requested information for the Company’s brokered deposits and commercial real estate portfolio under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 10-K for the Fiscal Year Ending December 31, 2023, and in future filings thereafter.

If you have further comments or questions, please feel to reach out to me at 703-481-4540. Thank you for your consideration and cooperation in this matter.

Sincerely,

MainStreet Bancshares, Inc.

By:	/s/ Thomas J. Chmelik
Thomas J. Chmelik
Senior Executive Vice President and Chief Financial Officer